Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Synthesis Energy Systems, Inc.:
We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-147490 and 333-148544) of Synthesis Energy Systems, Inc. and subsidiaries (a development stage enterprise) of our report dated September 12, 2008, with respect to the consolidated balance sheet of Synthesis Energy Systems, Inc. and subsidiaries as of June 30, 2008, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended June 30, 2008 and for the period from November 4, 2003 (inception) to June 30, 2008, which report appears in the June 30, 2009 annual report on Form 10-K of Synthesis Energy Systems, Inc.
/s/ KPMG LLP
Houston, Texas
September 21, 2009